
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                                      FORM 8-A/A

                                   Amendment No. 1

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                                Station Casinos, Inc.
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                (Exact Name of registrant as specified in its charter)

         Nevada                                                 88-0136443
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(State of incorporation                                       (IRS Employer
    or organization)                                        Identification No.)


2411 West Sahara Ave., Las Vegas, Nevada                            89102
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(Address of principal executive offices)                          Zip Code)


If this form relates to the                 If this form relates to the
registration of a class of debt             registration of a class of debt
securities and is effective upon            securities and is to become
filing pursuant to General                  effective simultaneously with the
Instruction A(c) (1) please check the       effectiveness of a concurrent
following box.  / /                         registration statement under the
                                            Securities Act of 1933 pursuant
                                            to General Instruction A(c) (2)
                                            please check the following box. / /

   Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered:                        each class is to be registered
--------------------                        ------------------------------
Series "A" Preferred Share
Purchase Rights                             New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                               (Title of Class)


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          The registrant hereby amends Item 1 of its Registration Statement on Form 8-A, dated October 6, 1997, by adding the information set forth below under the caption "Amendment to the Rights Agreement." The registrant also amends Item 2 by adding the First Amendment to Rights Agreement as Exhibit 5.

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Rights Agreement
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     On October 6, 1997, the Board of Directors of Station Casinos, Inc. (the
"Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was paid on October
21, 1997 (the "Record Date") to the shareholders of record on that date.
Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $40.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of October 6, 1997 (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. The Rights Agreement provides that certain Existing Equity Holders (as defined in the Rights Agreement) shall be excluded from the definition of Acquiring Person).

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new


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issuance of Common Shares will contain a notation incorporating the Rights
Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 21, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the


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payment made per Common Share.  Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Rights Agreement provides that none of the Company's directors or officers shall be deemed to beneficially own any Common Shares owned by any other director or officer by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board of Directors recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Company or a tender or exchange offer for the Common Shares.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.


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     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of (i) the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, (b) fix a Final Expiration Date later than October 21, 2007, (c) reduce the Redemption Price or (d) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     As of October 6, 1997, there were 35,306,657 shares of Common Stock issued and outstanding and no shares of Common Stock held in the Treasury of the Company. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 1,000,000 Preferred Shares.

Amendment to Rights Agreement
-----------------------------


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     On January 16, 1998, Crescent Real Estate Equities Company, a Texas Real
Estate Investment Trust ("Crescent") and the Company entered into an Agreement and Plan of Merger, dated as of January 16, 1998 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of the Company with and into Crescent.

     Immediately prior to the execution of the Merger Agreement, the Company and the Rights Agent entered into an Amendment to Rights Agreement (the "Amendment") amending definitions in the Rights Agreement. The Amendment excepts Crescent and its affiliates from the definition of Acquiring Person to the extent that is a Beneficial Owner (as defined in the Rights Agreement) as a result of the approval, execution or delivery of, or the consummation of the transactions contemplated by, the Merger Agreement, including, without limitation, the purchase by Crescent of the Redeemable Preferred Stock (as defined in the Merger Agreement).

     A copy of each of the Rights Agreement and the Amendment is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is hereby incorporated herein by reference.

ITEM 2.   EXHIBITS

(c) Exhibit No.          Description
    -----------          -----------
    (1)                  Rights Agreement

    (2) Form of Certificate of Designations, included in Exhibit A to the Rights Agreement

    (3) Form of Rights Certificate, included in Exhibit B to the Rights Agreement

    (4) Summary of Rights to Purchase Preferred Shares, included in Exhibit C to the Rights Agreement

    (5)                  Amendment to Rights Agreement


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

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                              STATION CASINOS, INC.



Date:  January 26, 1998       By: /s/ Glenn C. Christenson
                                  --------------------------------
                                  Glenn C. Christenson
                                  Executive Vice President, Chief
                                  Financial Officer, Chief
                                  Administrative Officer and
                                  Treasurer


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

                                 EXHIBIT INDEX


Exhibit
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  1.      Rights Agreement ("Rights Agreement") dated as of October 6,
          1997 between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.*

  2. Form of Certificate of Designations with respect to Series A Preferred Stock (attached as Exhibit A to the Rights
          Agreement).*

  3. Form of Right Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).*

  4. Summary of Rights to Purchase Preferred Shares (attached as Exhibit C to the Rights Agreement).*

  5. Amendment to Rights Agreement ("Rights Agreement") dated as of January 16, 1998 between the Company and Continental
          Stock Transfer & Trust Company, as Rights Agent.**

------------------
* Incorporated by reference herein from the Company's Registration Statement on Form 8-A filed October 6, 1997.

** Incorporated by reference herein from the Company's Current Report on Form 8-K dated as of January 16, 1998.


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